

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 9, 2009

Mr. Richard Kern
Chief Executive Officer
American Goldfields Inc.
5836 South Pecos Road
Las Vegas, Nevada 89120

> **Re: American Goldfields Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed May 1, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2009**
> **Filed September 11, 2009**
> **File No. 000-49996**

Dear Mr. Kern:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended January 31, 2009</u>

<u>Financial Statements, page 37</u>
<u>Statements of Cash Flows, page 42</u>

1.   We note you included the net cash receipt of $236,745 from the assignment of
        your interest in the Imperial property in your fiscal 2009 operating activities
        section. Please explain to us how you concluded that such net cash receipt should
        be reported within the operating activities section, rather than the investing
        activities section. Please see ASC 230-10-45-12(c) for further guidance.

<u>Note 2 – Significant Accounting Policies, page 45</u>
<u>Mineral Claim Payments and Exploration Expenditures, page 46</u>

2.   You state that mineral property acquisition costs of unproven mineral properties
        are expensed. We also note that you reported the mineral claim payments to
        MinQuest Inc. under the operating activities section in your statements of cash
        flows. Please tell us what consideration you gave to the guidance in EITF 04-2,
        in determining your accounting for mineral property and mineral rights
        acquisition costs.

        Further, if you conclude the costs associated with your acquisition of mineral
        properties and mineral rights should be capitalized, such costs are subject to
        impairment testing in subsequent periods, in accordance with the guidance in
        ASC 360-10-05 and EITF 04-3. In addition, the cash expenditures related to
        mineral property acquisitions should be reported within the investing activities
        section of your statements of cash flows, in accordance with ASC 230-10-45-
        13(c).

<u>Controls and Procedures, page 60</u>
<u>Evaluation of Disclosure Controls and Procedures, page 60</u>

3.   Please amend your filing to include the conclusions of your principal executive
        and principal financial officer regarding the effectiveness of your disclosure
        controls and procedures, as of January 31, 2009. Please see Item 307 of
        Regulation S-K for further guidance.

Engineering Comments
Form 10-K for the Fiscal Year Ended January 31, 2009

4.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

5.   We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, or Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief